
Mail Stop 3720

July 27, 2006

Via U.S. Mail and Fax
Mr. Andrew Bonanni
Chief Financial Officer
The Princeton Review, Inc.
2315 Broadway
New York, NY 10024

      RE: **The Princeton Review, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed December 31, 2006
              File No. 0-32469

Dear Mr. Bonanni:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ending December 31, 2005

Note 1. Nature of Business and Significant Accounting Policies, Stock Options, page 53

1.   We note that you accelerated vesting of stock options primarily to minimize future compensation expense that you would be required to recognize in your statement of operations per SFAS 123(R). Tell us whether you recognized compensation expense due to the acceleration in the pro forma disclosures in the period ended December 31, 2005.

Note 7. Series B-1 Preferred Stock

2.   Tell us in details your analysis of the provisions of EITF 00-19 and SFAS 133 with respect to the accounting for the convertible Series B-1 Preferred Stock.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all

information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director